EXHIBIT D-12
                             STATE OF NEW HAMPSHIRE
                           PUBLIC UTILITIES COMMISSION
                               8 Old Suncook Road
                            Concord, N.H. 03301-7318

                                  June 6, 2000


Mr. Edward R. Hill, Jr.
Robin & Rudman LLP
50 Rowes Wharf
Boston, MA 02110-3319

RE:  DOCKET DG 00-086, NORTHERN UTILITIES, INC.
     PETITION FOR A DETERMINATION THAT THE COMMISSION'S APPROVAL IS NOT REQUIRED WITH RESPECT TO, OR FOR APPROVAL OF A MERGER AND RELATED TRANSACTIONS

Dear Mr. Hill:

          On February 28, 2000, NiSource Inc. (NiSource), the ultimate corporate parent of Northern Utilities, Inc. (Northern)1 a New Hampshire jurisdictional gas utility, and Columbia Energy Group (Columbia) announced the approval by their respective boards of directors of a definitive merger agreement under which NiSource will acquire all of the outstanding shares of Columbia. Upon completion of the transaction, Columbia and NiSource will become wholly owned subsidiaries of a new holding company and the transaction will be accounted for as a purchase. If NiSource shareholder approval is not received, the transaction will automatically be restructured as a purchase of Columbia.

          On April 12, 2000, Northern filed a Petition for a Determination that the Commission's Approval Is Not Required with Respect To, or for Approval of a Merger and Related Transactions (Petition) regarding the proposed acquisition/merger of Columbia by/with NiSource. The Petition included a copy of the Agreement and Plan of Merger dated as of February 27, 2000, Amended and Restated as of March 31, 2000, the Direct Testimony of Mark T. Maassel, Vice President, Regulatory and Government for NiSource, and several exhibits depicting the Pre-Merger, Planned and Alternative Organizational Structures. Northern avers that the subject merger does not require approval under RSA 374:33 or, if it does, is consistent with RSA 369:8. For the reasons indicated below, the Commission believes that the instant merger is subject to


------------------------
1         NiSource, known formerly as NIPSCO Industries, Inc., acquired
Northern indirectly through its acquisition of Bay State Gas Company (Bay State) approved by the Commission in Northern Utilities, Inc. 83 NH PUC 401 (1998)


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Mr. Edward R. Hill, Jr.
Page 2
June 6, 2000


Commission jurisdiction pursuant to RSA 374:33, and, therefore, is subject to review pursuant to RSA 369:8.

          According to the Petition, pursuant to the Merger Agreement, New NiSource Inc. (New NiSource) has been organized under the laws of Delaware, and is interposed between NiSource and its existing shareholders. New NiSource will effect the merger and acquisition of Columbia through two wholly-owned subsidiaries. A wholly-owned subsidiary of New NiSource will merge with and into Columbia, as a result of which Columbia will become a wholly-owned subsidiary of New NiSource. Another wholly-owned subsidiary of New NiSource will merge with and into NiSource. NiSource will become a wholly-owned subsidiary of New NiSource. All of the prior subsidiaries of NiSource, including Bay State and, therefore, Northern, will become subsidiaries of New NiSource. NiSource will then merge into New NiSource and New NiSource will be renamed NiSource. Under neither the Preferred Plan nor the Alternative Plan will any stock of any New Hampshire public utility be acquired.

          Both the Petition and the Testimony of Mr. Maassel represent that the proposed merger will have no adverse or material effect on rates, terms, service, or operation of Northern within New Hampshire. Mr. Maassel states that

          1. The merger will in no manner affect the jurisdiction of the Commission over Northern's current operations.

          2. The merger will not result in a change in the management of Northern or Bay State, and thus the merger will have no material impact on the local operations of Northern.

          3. The merger will not result in any change in the current ownership or control of Northern.

          4. The merger will not cause Northern's rates for service to increase, nor will it require any "acquisition premium" to be allocated to Northern.

          According to the Petition, the merger is expected to provide a number of affirmative ratepayer benefits, including the acquisition by Northern's ultimate parent company of significant assets, and enable Northern to better serve the needs of its customers. The Petitioners claim that the merger will provide the opportunity for Northern's ratepayers to realize certain long-term advantages through the efficient use of the combined pipeline and storage assets of its ultimate parent company, plus the ability to best use natural gas supplies across time, weather, and geography (which ability is expected to increase over time as existing resource commitments expire). They also claim the merger will facilitate the provision of new products and services to Northern's


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Mr. Edward R. Hill, Jr.
Page 3
June 6, 2000


customers and facilitate the development of new technological processes and systems in the future. Further, the merger is expected to enhance Northern's efforts to maintain operational excellence through technological improvements, process enhancements, and effective cost management by allowing all the subsidiaries to implement the best practices of each, for their mutual benefit. Finally, the merger is expected to improve the marketing and delivery of complementary energy products and services through assured energy supplies, broad knowledge of a wide range of energy products, greater credibility with customers, and opportunities to utilize the complementary business activities of each company.

          RSA 374:33. Acquiring Stocks, etc. provides:

                    No public utility or public utility holding company as defined in section 2(a)(7)(A) of the Public Utility Holding Company Act of 1935 shall directly or indirectly acquire more than 10 percent, or more than the ownership level which triggers reporting requirements under 15 U.S.C., section 78-P, whichever is less, of the stocks or bonds of any other public utility or public utility bolding company incorporated in or doing business in this state, unless the commission finds that such acquisition is lawful, proper and in the public interest. Nothing in this section shall prevent a public utility being in fact the owner on June 1, 1911, of the majority of the capital stock of any other public utility, or leasing or operating such other public utility, from acquiring the balance or all of the outstanding capital stock of such other public utility a majority of which stock is so owned or which is so leased or operated.

          Northern admits in its Petition that only under the Preferred Plan would any stock of such a public utility holding company possibly be acquired, and thus, only under the Preferred Plan could the Commission's approval of the subject merger under RSA 374:33 possibly be required. However, Northern goes on to state that the Commission should find that its approval of the subject merger is not required because such approval would be required only if the transactions thereunder would constitute the "acquisition" of an ownership interest in an "other" public utility holding company. The proposed transactions, as noted above, would merely serve to interpose a holding company (New NiSource) between NiSource and its shareholders, and then only temporarily. According to Northern, only under the most literal interpretation of such transactions would there be any "acquisition" of NiSource stock, and then only by New NiSource, which is not an "other" holding company but is merely a subsidiary of NiSource established to effectuate the subject merger and acquisition of Columbia, a non-New Hampshire entity.

          The Commission, however, believes that the proposed transaction is subject to Commission jurisdiction under RSA 374:33 and, therefore, RSA 369:8. NiSource will be merged first into a subsidiary of New NiSource and then into


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Mr. Edward R. Hill, Jr.
Page 4
June 6, 2000


New NiSource and, as the Petitioners note, a literal interpretation of the transaction makes RSA 374:33, and, therefore, RSA 369:8, applicable.

          In Order, No. 23,470, in Docket DG 99-193 approving the proposed merger of EnergyNorth, Eastern Enterprises and KeySpan Corporation, EnergyNorth Natural Gas, Inc. (May 8, 2000), and Order No. 23,308, in Docket DE 99-035, approving the proposed merger of New England Electric System and National Grid Group plc, New England Electric System, (October 4, 1999), we discussed at some length the statutory framework within which the Commission must act in considering acquisitions of New Hampshire public utilities and/or their parent companies. The Commission determined that mere representations are not sufficient to satisfy the statutory requirement of RSA. 369:8, II; the Commission must independently verify that no adverse effect on the rates, terms, service, or operation of the utility to be acquired will occur.

          Under the public interest standard of RSA 374:33 and the "no adverse effect" standard of RSA 369:8 to be applied by the Commission where a utility or public utility holding company seeks to acquire, directly or indirectly, a jurisdictional utility, the Commission must determine that the proposed transaction will not harm ratepayers. New NiSource is only a temporary shell. Once the transaction is complete, the result would be no different from the situation in which NiSource buys Columbia outright, a transaction over which the Commission would have no jurisdiction. The use of the New NiSource Shell to accomplish the Columbia purchase has no adverse impact on customers of Northern. After careful review of the Petition, accompanying Direct Testimony of Mr. Maassel and the representations of the Petitioner noted herein, the Commission has determined that the transaction is reasonable, lawful, proper and in the public interest and will not have an adverse effect on the rates, terms, service or operation of Northern.

          Subsequent to the merger, the Commission will continue to exercise regulatory jurisdiction over the rates, services, and operations of Northern following completion of the subject merger. However, Northern is hereby placed on notice that the Commission expects Northern, pursuant to RSA 374:4, to provide the Commission Staff thirty (30) days notice in advance of any changes in any operating areas that may result from the adoption of any "best practices" as a result of the merger or otherwise.

                                        Very truly yours,



                                        /s/ Thomas B. Getz
                                        Thomas B. Getz
                                        Executive Director & Secretary

cc:  Service List